

News Release
B2Gold Corp. Files Form 40-F and Fekola Technical Report

Vancouver, March 20, 2020 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") has filed with the U.S. Securities and Exchange Commission (the "SEC") its SEC Annual Report on Form 40-F for the year ended December 31, 2019. The Form 40-F was filed on Friday, March 20, 2020. This includes the Company's Annual Information Form, audited Financial Statements and Management's Discussion & Analysis for the year ended December 31, 2019.

B2Gold shareholders may receive a hard copy of the Company's complete audited financial statements for the year ended December 31, 2019, free of charge, upon request. For further information please visit the Company website at https://www.b2gold.com/investors/financials/.

In addition, B2Gold announces that it has filed a new National Instrument 43-101 technical report for the Fekola gold mine in Mali. The technical report, entitled "Fekola Gold Mine, Mali, NI 43-101 Technical Report", has an effective date of December 31, 2019, can be found under the Company's profile at www.sedar.com and www.sec.gov/edgar.shtml.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali and Colombia.

ON BEHALF OF B2GOLD CORP.
"**Clive T. Johnson**"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com